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                              June 27, 2024

       Fen Zhang
       Chief Executive Officer
       Eureka Acquisition Corp
       c/o Ogier Global (Cayman) Limited
       89 Nexus Way, Camana Bay
       Grand Cayman, KY1-9009
       Cayman Islands

                                                        Re: Eureka Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 25, 2024
                                                            File No. 333-277780

       Dear Fen Zhang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Part II. Information not Required in Prospectus
       Item 16. Exhibits and Financial Statement Schedules, page II-2

   1. We note that the trust account termination letter attached as Exhibit A to Exhibit 10.2, the
                                                        Investment Management
Trust Agreement, states that    [o]n the Consummation Date (i)
                                                        counsel for the Company
shall deliver to you written notification that the Business
                                                        Combination has been
consummated, or will be consummated substantially, concurrently with your transfer of
funds   ." Nasdaq Listing Rule IM-5101-2 states that    [a]t least 90%
                                                        of the gross proceeds .
.. . must be deposited in a trust account maintained by an
                                                        independent trustee.
It is unclear how the release of funds earlier than the consummation of the initial business
combination would comport with this listing standard. Please revise your disclosure for
consistency with the Nasdaq listing rules.
 Fen Zhang
Eureka Acquisition Corp
June 27, 2024
Page 2

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameFen Zhang
                                                         Division of
Corporation Finance
Comapany NameEureka Acquisition Corp
                                                         Office of Real Estate
& Construction
June 27, 2024 Page 2
cc:       Arila Zhou
FirstName LastName